Exhibit 99.16

LAKE SHORE GOLD CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
Three months ended March 31, 2011 and 2010

General

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial conditions of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company, including the notes thereto, for the three months ended March 31, 2011 and 2010 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements, and the annual MD&A for the year ended December 31, 2010. This MD&A has taken into account information available up to and including May 25, 2011. All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A with respect to planned or expected development, production and exploration are all forward-looking statements. As well, statements about the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

Highlights of the Company’s operating performance in the first quarter of 2011 included:

•                  Cash earnings from operations of $11.4* million or 0.03 per common share during first quarter 2011.

•                  Net earnings of $2.2 million or $0.01 per share versus a loss of $3.2 million or ($0.01) per share during same period in 2010 (prior to Timmins Mine achieving commercial operation).

•                  Gold sales of 33,954 ounces at average price of US$1,387 per ounce for total proceeds of $46.6 million (commercial gold sales from Timmins Mine of 14,635 ounces for commercial revenue of $19.9 million).

•                  Cash operating costs from Timmins Mine totaling $92 per tonne or US$586* per ounce during first quarter of commercial operation, better than budget for the quarter and in line with full year 2011 target for Mine of US$575* per ounce.

•                  Project spending in first quarter 2011 of $26.2 million, reflecting weighting of planned development and infrastructure expenditures during early part of year. Total exploration spending of $6.2 million during first quarter.

•                  $88.1 million of cash at March 31, 2011, US$50 million revolving credit facility finalized during first quarter 2011 (undrawn).

•                  Gold poured related to Mill production totaled 25,900 ounces, including ore processed during the first quarter 2011 from all sources of 22,328 ounces based on 148,400 tonnes at grade of 4.89 grams per tonne with average recovery rate of 95.8%.

•                  Guidance of 125,000 ounces poured from all sources in 2011 maintained.

* Cash operating cost per ounce is a non-GAAP measure. See “Non-GAAP measures” on page 11 of this MD&A

Production to nearly triple in 2011 to 125,000 ounces - Gold poured related to Mill production totaled 25,900 ounces, including ore processed during the first quarter 2011 from all sources of 22,328 ounces based on 148,400 tonnes at grade of 4.89 grams per tonne with average recovery rate of 95.8% . Gold sales during first quarter of 2011 from all sources totaled 33,954 ounces.

Commercial Production at Timmins Mine, production in primary Ultramafic Zone to resume near end of second quarter - Based on the mine sequence at Timmins Mine, production to date in 2011 has mainly been from the lower-grade upper portion of the mine. Production from the Mine is expected to be weighted to the second half of the year following the resumption of mining in the Ultramafic Zone near the end of the second quarter. Of the 33,954 ounces of gold sales in the first quarter 2011, 14,635 ounces were attributable to commercial operations at Timmins Mine. Despite the lower grade in the first quarter of 2011, cash operating costs at Timmins Mine averaged $92 per tonne or US$586 per ounce, better than the budget for the quarter and in line with the target for the year of US$575 per ounce.

Mill throughput below target levels in first quarter 2011, to reach 2,000 tonnes per day during the second quarter - Average Mill throughput during the first quarter of 2011 was 1,650 tonnes per day, below target levels as optimization and adjustments to the circuit continued to be made following the expansion of the Mill to a capacity of 2,000 tonnes per day late in 2010. A number of issues have been addressed in the Mill to more effectively manage the flow of material through the circuit with improvements in average throughput having been achieved to date in May 2011. The Mill is expected to reach an average for daily throughput of between 2,000 to 2,100 tonnes per day on a sustained basis by the end of the second quarter.

Thunder Creek on track for initial National Instrument (“NI”) 43-101 resource in second half of 2011 - Extensive underground drilling and development during the first quarter 2011 confirmed high-grade mineralization in the Rusk Zone and the presence of a broad mineralized envelope in the Porphyry Zone extending at least 175 metres long by 100 metres wide with high-grade sections.

Advance exploration program advances at Bell Creek Mine, study for 1,500 metre shaft and potential 2,500 tonne per day operation continuing - Ramp from surface reached the 420 metre level during the first quarter of 2011. The projected production from Bell Creek from the ramp is expected to reach steady state at 500 - 600 tonnes per day of ore until a new shaft is sunk to service the newly discovered resources at depth and increased production of up to 2,500 tonnes per day. The production from the ramp will focus on the resources above the 650 Level with potential to reach the 700 Level, all pending the timing of the new shaft and the mid-shaft loading pocket in particular. A scoping study for a new shaft will be completed by the end of the second quarter. The Company purchased the 5% base NSR on Bell Creek from Enermark for 2.985 million shares.

Strong financial position at March 31, 2011, US$50.0 million credit facility in place - The Company had $88.1 million of cash at March 31, 2011 and no debt. During the first quarter 2011, $46.6 million was received from the sale of 33,954 ounces of gold and $5.2 million was received from the issuance of 944,281 flow-through shares. The US$50.0 million three year revolving credit facility with UniCredit Bank AG (“UniCredit”) was executed on February 28, 2011.

Company’s foundation remains continued exploration success - During the first quarter 2011, the Company spent $6.2 million on exploration compared to a full-year budget of $31.0 million. Drilling activities contributed to the confirmation and extension of high-grade mineralization in the Timmins Mine Ultramafic Zone; confirmation of a broad mineralized envelope with high-grade sections near the 730 Level at Thunder Creek, supporting the potential for a large-scale bulk mining scenario; discovery of a new gold zone at the 144 Project; confirmation of open-pit potential and extensions to depth at Gold River Trend; and initial resources at the Marlhill and Vogel properties.

Project spending advances on budget - Total net capitalized cash expenditures after pre-production revenue in the first quarter were $3.0 million. Excluding capitalized operating costs, exploration and pre-production revenue from gold sales, capital expenditures for the quarter were $26.2 million, largely related to development and infrastructure work at Thunder Creek, Timmins Mine and Bell Creek. The Company continues to target full-year capital expenditures of $75.0 million in 2011 (excluding exploration expenditures, capitalized operating costs and gold sales from development assets as well as any costs related to a mill expansion).

Subsequent Events

Initial resource announced for Marlhill and Vogel properties. On May 2, 2011, the Company announced an initial resource for the Marlhill and Vogel properties, including 2,614,000 tonnes of both open pit and underground resources at an average grade of 2.17 grams per tonne for 182,400 ounces in the indicated category and 1,459,000 tonnes at 3.60 grams per tonne for 168,800 ounces of inferred resources. These new resources brought total NI 43-101 resources at the Bell Creek Complex to 433,600 ounces of measured and indicated resources and 1,361,700 ounces of inferred resources.

Agreement to acquire Fenn-Gib project, providing potential for large-tonnage, open-pit mining operation. On May 5, 2011, the Company announced an agreement with Barrick Gold Corporation (“Barrick”) to acquire the Fenn-Gib and Guibord Main properties (collectively known as the “Fenn-Gib Project”). The Fenn-Gib Project provides an opportunity to add 2 to 3 million ounces of resources with limited additional work and, longer term, to add a large-tonnage, open-pit mining operation to the Company’s portfolio of assets. Total consideration is 14.9 million common shares of the Company. Barrick will receive approximately 14.4 million shares (representing a 3.6% interest in the Company).

OUTLOOK

Lake Shore Gold is targeting mill production from all sources of approximately 125,000 ounces, nearly triple the 43,500 ounces recovered in 2010. Material for processing will come from commercial production at Timmins Mine as well as from ongoing advanced exploration work at Thunder Creek and Bell Creek. Priority will be given to processing material from Timmins Mine, where average cash operating costs are estimated at US$575 per ounce during the Mine’s first year of commercial production.

The Company’s exploration budget for 2011 is $31.0 million. Surface drilling during the year is focusing on Bell Creek, Thunder Creek, 144 and the Gold River Trend, with continued significant underground drilling at Thunder Creek, Timmins Mine and Bell Creek. During 2011, the Company expects to announce an initial NI 43-101 resource at Thunder Creek, with updated and expanded NI 43-101 resources for Gold River Trend, Timmins Mine and Bell Creek anticipated by early 2012. Pending the completion of the agreement to acquire the Fenn-Gib Project from Barrick, the Company also expects to release an initial resource for the Fenn-Gib Project by the end of 2011. In addition to resource drilling, significant drilling is planned to explore for extensions to mineralization along strike and to depth at a number of properties and for new discoveries, with 144 and Gold River Trend representing two high-priority targets for the year.

Capital expenditures for 2011 are projected at $75.0 million, excluding exploration expenditures, capitalized operating costs and gold sales from development assets, with costs largely related to development work at Thunder Creek and Timmins Mine. Not included in the Company’s current business plan and projected costs are expenditures related to further expansion of milling capacity. The Company is currently studying options for a staged expansion of the Bell Creek Mill, with a decision on expanding the Mill expected to be made by the end of the second quarter.

Based on the cash balance of $88.1 million at March 31, 2011, anticipated proceeds from gold sales during the year, planned expenditures, as well as the UniCredit facility, the Company expects to remain well funded through 2011.

FIRST QUARTER OF 2011 GOLD PRODUCTION, SALES AND REVENUE

Three months ended March 31,	2011	2010
Revenues
Realised gold price ($’s)	$1,372	$1,158
Gold production (ounces)	22,328	2,154
Gold sales (ounces)	33,954	3,417
Gold sales ($’000)	$46,559	$3,956
Less gold sales capitalised to mining properties	(26,692)	(3,956)
Revenues reported in the statement of earnings	$19,867	$0

Gold sales during the first quarter of 2011 totaled 33,954 ounces with 14,635 ounces relating to commercial production from the Timmins Mine. The average realized gold price in the first quarter of 2011 was US$1,387 per ounce (or $1,372 per ounce) for total sales proceeds of $46.6 million. Sales proceeds from gold produced in the Timmins Mine before January 1, 2011 (date of commercial production) are recorded as pre-production revenue. Sales proceeds from Bell Creek Mine and Thunder Creek are recorded as pre-production revenues since the projects are not in commercial production.

FIRST QUARTER OF 2011 PROJECT EXPLORATION EXPENDITURES

Project and Exploration Spending ($’000)	Project spending	Pre-production revenue	Plant and equipment	Total, net project spending	Exploration spending	Total project and exploration spending
Timmins Deposit	$9,237	$(16,556)	$962	$(6,357)	$485	$(5,872)
Thunder Creek (including advanced exploration)	8,016	—	56	8,072	1,237	9,309
Bell Creek Mill	3,548	—	—	3,548	—	3,548
Bell Creek Complex	6,956	(10,188)	937	(2,295)	1,898	(397)
Gold River Trend	—	—	—	—	975	975
Highway 44	—	—	—	—	944	944
Other projects	—		—	—	635	635
Project and Exploration Spending	$27,757	$(26,744)	$1,955	$2,968	$6,174	$9,142

* Net Project and Exploration Spending reported excludes non cash values allocated to resource properties on acquisition of various properties in the first quarter of 20110 ($15.5 million), noncash charges of $3.4 million for mining properties and $0.9 million for plant and equipment, $1.7 million for capital lease payments, $1.2 million for exploration of various projects shown as part of general exploration in the interim consolidated financial statements and changes in working capital.

REVIEW OF OPERATION

Processing Facility

During the first quarter of 2011, spending at the Bell Creek Mill totalled $3.5 million mainly representing capitalized processing costs (processing of the Bell Creek Mine and Thunder Creek material).

The mill processed a total of 148,384 tonnes at an average grade of 4.89 grams per tonne during the first quarter of 2011. A total of 22,328 ounces at a recovery rate of 95.8% were achieved during the first quarter of 2011. Average throughput was 1,650 tonnes per day, below target levels as optimization and adjustments to the mill circuit continued to be made following the mill expansion to a capacity of 2,000 tonnes per day late in 2010. A number of issues have been addressed in the Mill to more effectively manage the flow of material through the circuit with improvements in average throughput having been achieved to date in May 2011. The Mill is expected to reach an average for daily throughput of between 2,000 to 2,100 tonnes per day on a sustained basis before the end of the second quarter.

A scoping study for the expansion of the Bell Creek Mill to 3,000 - 3,500 tonnes per day is ongoing, with completion of the study expected by the end of the second quarter of 2011.

Timmins Deposit

The Company’s Timmins Mine is in commercial production effective January 1, 2011 with all production before this date is recorded as pre-production revenue. During the first quarter of 2011, the Company produced (recovered at the Mill) 10,951 ounces from its Timmins Mine (76,500 tonnes at an average grade of 4.55 grams per tonne) and sold 14,635 ounces at an average cash cost of US$586 per ounce. Production from the Mine is expected to be weighted to the second half of the year following the resumption of mining in the Ultramafic Zone near the end of the second quarter. Total gold revenues during the first quarter were $19.9 million. The difference between ounces sold and ounces recovered at the Mill during the quarter represents gold in circuit inventory at December 31, 2010.

During the first quarter of 2011, the Company incurred $10.2 million of expenditures at the Timmins Mine, including advanced exploration, ramp development and exploration drilling expenditures.

Underground capital development, totaling 1,650 metres, was achieved during the first quarter and encompassed the excavation of ramps, sublevels and raises. The 1,350 meters excavated in the lower mine was comprised of the ramp development towards the Ultramafic Zone (above the 650 meter level), excavation of major infrastructure (i.e. underground shop, exploration drifts, accesses to ventilation raises and passes, etc.) and development of the four metre diameter raise for the permanent ventilation system at Timmins Mine.

In addition to the costs incurred to complete the underground capital development, expenditures in the first quarter also included the purchase of the Timmins Mine primary surface ventilation fans and heaters, expansion of the dry facilities on site and the purchase of underground mobile equipment.

As of May 25, 2011, the ramp from surface had advanced to below the 290 metre level.

Exploration: Underground drilling successfully intersected high-grade mineralization above the first block mined within the Ultramafic Zone between the 610 and 650 levels. Drilling from the 525 Level extended the high-grade mineralization above the 610 Level by at least 75 metres and included intersections such as 21.67 grams per tonne over 14.10 metres, 7.75 grams per tonne over 27.60 metres, 11.53 grams per tonne over 14.45 metres and 6.27 grams per tonne over 30.00 metres. The Company expects to commence mining in the Ultramafic Zone above the 610 Level late in the second quarter of 2011. During the first quarter, The Company also confirmed and expanded the 400-metre extension of the Main Zone with high-grade intersections reported in close proximity to mine workings, and also identified new mineralization north of the Ultramafic Zone between the Footwall and Main zones near the 630 Level.

Thunder Creek

The Thunder Creek deposit is being developed as a single project and using the same infrastructure as the adjacent Timmins Mine. The Thunder Creek advanced exploration program, which commenced in November 2009, involved drifting across to high-grade mineralization at Thunder Creek from the 200 and 650 levels of the Timmins Mine to facilitate development on the mineralization and to support an underground drilling program. Both drifts were completed during 2010.

1,020 metres of underground capital development at Thunder Creek, was accomplished during the first quarter. Work during the first quarter focused on establishing exploration drifts on the 260 Level, 680 Level and 710 Level in order to commence an extensive diamond drilling program at Thunder Creek and delineate the ore body. In addition, development of the four metre diameter raise for the permanent ventilation system at Thunder Creek commenced during the quarter. In addition, the primary surface ventilation fans and heaters for Thunder Creek were purchased during the quarter.

The Company produced 2,731 ounces of gold from pre-production activities at Thunder Creek during the first quarter of 2011.

Exploration: Results from underground drilling off the drift from 650 Level of Timmins Mine during the first quarter of 2011 highlighted the fact that a broad mineralized envelope exists around the 730 Level which has the potential to support a large-tonnage, low-cost bulk mining operation, and which also contains multiple high-grade sections. Among intersections reported were 11.53 grams per tonne over 147.30 metres, including 75.14 grams per tonne over 18.60 metres and

284.19 grams per tonne over 4.60 metres, 26.25 grams per tonne over 28.90 metres, including 35.80 grams per tonne over 20.90 metres, and 12.11 grams per tonne over 35.20 metres, including 18.67 grams per tonne over 19.85 metres.

Bell Creek Mine

In May 2009, the Company commenced an advanced exploration program at Bell Creek Mine mainly focused on de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a surface ramp at Bell Creek to connect to the underground mine workings.

The Company’s spending at the Bell Creek property and contiguous Vogel, Schumacher and Marlhill properties (Bell Creek Complex) during the first quarter of 2011 totaled $9.8 million, of which $7.9 million related to the Bell Creek advanced exploration program (including $1.0 million for plant and equipment) and $1.9 million to exploration.

The excavation of the main decline ramp at Bell Creek continued during the first quarter of 2011. A total of 484 metres of development was completed during the first quarter. The ramp advanced a total of 70 vertical metres to reach 420 metres below surface. The primary ventilation raise from surface was established to reach the 415 Level during the first quarter as part of the long term primary ventilation set up at Bell Creek. Following this important milestone, in May 2011, the surface ventilation plant was commissioned and commenced full operation, feeding a total of 320,000 CFM (Cubic Feet per Minute) of fresh air to the bottom of the mine.

During the first quarter, 48,600 tonnes of pre-production material was milled at an average grade of 5.52 gram per tonne producing 8,635 ounces.

On February 21, 2011 the Company issued 2.985 million shares to purchase back a base 5% net smelter returns royalty from Enerplus Corporation, which covered much of the Bell Creek Mine property.

Exploration: The Company released an initial NI 43-101 resource for Bell Creek Mine in December 2010, including 251,200 ounces in the measured and indicated categories and 1,192,900 ounces in the inferred category for a total of 10.2 million tonnes at 4.40 gram per tonne. Drilling in the first quarter of 2011 involved 2 underground and 4 surface drills focused on drilling to extend the resource to depth and to convert existing inferred resources to the indicated category. An update to the resource is expected early in 2012.

REVIEW OF EXPLORATION ACTIVITIES

The Company’s business strategy is largely driven by the acquisition, aggressive exploration and eventual development and operation of quality assets, to date largely based in the Timmins Gold Camp. Successful exploration has been critical for the progress achieved to date and for the rapid growth that is expected going forward.

During the first quarter of 2011, exploration expenditures totaled $6.2 million and included $1.7 million at the Timmins Mine ($0.5 million related to the Timmins deposit and $1.2 million to Thunder Creek), $1.9 million at the Bell Creek Complex, $1.0 million at the Thorne property (Gold River Trend), $0.9 million at the 144 property, $0.4 million on the Company’s Mexico properties with the remainder at other projects.

As of May 25, 2011, the Company had 22 drills active on its properties, including 8 drills at Timmins Mine (4 underground drills relating to the Timmins deposit and 3 underground drills and 1 surface drill related to Thunder Creek), 3 surface drills at the Gold River Trend, 4 surface drills at the 144 property and 5 surface and 2 underground drills at the Bell Creek Complex. The Company was also managing 1 surface drill at the RT Minerals Corp./Adventure Gold Inc. (“RTM/AGE”) option property, on behalf of RT Minerals Corp

In addition to drilling results from Timmins Mine, Thunder Creek and Bell Creek Mine, which are discussed under Review of Operations, progress was also made at a number of the Company’s targets in the first quarter of 2011. This progress is summarized below.

144 – The 144 property is adjacent to and southwest of Thunder Creek. Surface drilling commenced late in 2010. On February 28, 2011, the Company announced that, with the first 12 holes (6,232 metres) drilled at the 144 property, it had discovered a significant new gold zone with strong similarities to the Thunder Creek Rusk and Porphyry zones and with multiple occurrences of visible gold. Gold values were intersected within 200 metres of surface that compare favourably to Thunder Creek mineralization at similar shallow depths. Very importantly, the grades and widths of mineralization increased with depth, with the potential for new zones to the north and along strike considered to be excellent. Among initial intercepts were 2.41 grams per tonne over 19.00 metres and 4.96 grams per tonne over 5.40 metres. There are currently 4 drills active on the 144 property.

Gold River Trend – Drilling commenced in 2010 and is being conducted currently with three surface drills. The program is designed to test the Gold River Trend, an east – west trending mineralized deformation and alteration zone, traced for over 2.5 kilometres, located on the south side of the Timmins West sedimentary basin. Results released in January 2011 highlighted the potential for shallow high-grade resources amenable to open-pit and/or shallow underground mining, with intercepts in the Gold River East area such as 2.18 grams per tonne over 45.00 metres, including 5.04 grams per tonne over 16.60 metres, within 35 metres from surface. Drilling also demonstrated depth potential with the mineralization at Gold River East being extended to a 750 metre depth.

Marlhill and Vogel – On May 2, 2011, Company announced initial resource for the Marlhill and Vogel properties, both part of the Bell Creek Complex and located in close proximity to the Bell Creek Mine infrastructure. The combined resource included 2,614,000 tonnes of both open pit and underground resources at an average grade of 2.17 grams per tonne for 182,400 ounces in the indicated category and 1,459,000 tonnes at 3.60 grams per tonne for 168,800 ounces of inferred resources. These resources bring total NI 43-101 resources at the Bell Creek Complex to 433,600 ounces of measured and indicated resources and 1,361,700 ounces of inferred resources. For a total of 14.3 million tonnes at a grade of 3.91 grams per tonne. One drill rig is currently active at the Marlhill property.

RTM/AGE Option Property – On July 13, 2010 the Company commenced a drill program at the RTM/AGE option property, located immediately to the west of and contiguous to the Timmins deposit. Lake Shore Gold is managing the first phase of an Option Agreement between RTM/AGE and the Company that will allow RT Minerals the right to earn up to a 50 percent interest in the property. Lake Shore Gold can earn a 50% interest in RT Minerals interest and a direct interest in the property under certain conditions bringing its potential ownership in the joint venture to 32.5%.

The drill program is designed to test the downplunge extension of mineralized zones at the Timmins and Thunder Creek deposits at a vertical depth of 2,400 metres below surface. As of May 24, 2011, the drill hole had extended to 2,350 metres and is expected to intersect the target area by end of July 2011. A total of approximately 3,000 metres of drilling is required to complete the deep hole.

FINANCIAL REVIEW

The results of operations for the first quarter of 2011 and 2010 are shown below:

Three months ended March 31,
(in $’000, except the per share amounts)	2011	2010
Revenue	$19,867	$0
Cash cost of sales*	(8,467)
Cash earnings from operations*	$11,400	$0
Depreciation, depletion and share based payments	(5,363)	—
Earnings from mine operations	$6,037	$0
Expenses
General and administrative	(4,818)	(2,323)
Exploration	(1,724)	(1,326)
Share of gain (loss) of investments in associates	1,352	(275)
Earnings (loss) from operations	$847	$(3,924)

Finance income (net)	1,149	763
Earnings (loss) before taxes	$1,996	$(3,161)
Deferred tax recovery (provision)	237	(72)
Net earnings (loss)	$2,233	$(3,233)
Net earnings (loss) per share - basic and diluted	$0.01	$(0.01)

* Non-GAAP measure. See “Non-GAAP measures” on page 11of this MD&A

Net earnings in the first quarter of 2011 totalled $2.2 million or $0.01 per share compared to a net loss of $3.2 million or net loss per share of $0.01 in the first quarter of 2010. Earnings in the first quarter of 2011 includes three months of commercial production in the Timmins Mine project. There were no revenues in 2010 from mining operations as the Timmins Mine was in the advanced exploration stage and all gold sales were reported as pre-production revenues (reducing mining property balances).

General and administrative expenses in the first quarter of 2011 increased by $1.7 million compared to the same period in 2010 (net of increase in share-based payments expense of $0.8 million) due to the Company’s growth and the associated increase in corporate activities, employee costs, and corporate social responsibility, Company’s work on AMEX listing, restructuring costs and other payroll related expenditures and corporate development activities. Share-based payments increased in the first quarter of 2011 mainly due to options granted late in 2010 reflecting the increase in number of employees later in that year.

Exploration expenses increased mainly due to more work on green field exploration projects in the first quarter of 2011 compared to same period in 2010.

Share of gain (loss) of investments in associates represents the Company’s proportionate share of the income (losses) of its equity investments (investments in Northern Superior Resources Inc. and RT Minerals Corp.) and dilution gain or losses for the periods. The Company acquired its first significant interest in Northern Superior Resources Inc. in the second quarter of 2010.

Net finance income increased, in the first quarter of 2011 compared to same period in 2010, due to higher premium on flow through financing realized and higher interest income and lower interest expense.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS (quarters ended March 31, 2011 and the four quarters of the year ended December 31, 2010) and Canadian generally accepted accounting principles for quarters previous to January 1, 2010 and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
Revenue	$19,867	$0	$0	$0
Earnings from mine operations	$6,037	$0	$0	$0
Finance income (expense), net	$1,149	$(2,716)	$2,787	$977
Net earnings (loss)	$2,233	$(3,271)	$(1,888)	$(104)
Net earnings (loss) per share* - basic and diluted	$0.01	$(0.01)	$(0.01)	$0.00

Fiscal quarter ended	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009
Finance income, net	$763	$169	$56	$50
Net loss (earnings)	$(3,233)	$7,201	$(1,886)	$(1,449)
Net (loss) earnings per share* - basic and diluted	$(0.01)	$0.01	$(0.01)	$(0.01)

The Company did not generate any revenue previous to December 31, 2010; earnings from mine operations in the first quarter of 2011 include three months of commercial production on its Timmins Mine project. The variance on net earnings for the four quarters of 2010 are due mostly to the fluctuation on the value of its warrant investments.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company commenced commercial production on its Timmins Mine effective January 1, 2011, prior to which it generated only pre-production revenues. In the first quarter of 2011, the Company generated revenues of $19.9 million and pre-production revenues of $16.6 million from the Timmins Mine (first quarter of 2010, pre-production revenues of $4.0 million). The Company also generated pre-production revenue of $10.2 million in the first quarter of 2011 from the Bell Creek Mine ($Nil in same period in 2010). In March 2011, the Company received gross proceeds of $5.2 million from a brokered flow through financing.

During the first quarter of 2011, the Company generated $14.1 million from operating activities (cash used in operating activities during the same period in 2010 totalled $2.5 million). Changes in non-cash working capital items, depletion and depreciation, share of gain (loss) of investments in associate, finance income, deferred tax provision (recovery), and share-based payments expense make up the principal amounts that reconcile the consolidated statements of earnings (loss) to the consolidated statements of cash flows from operating activities.

Exploration advances and other receivables at March 31, 2011, are comparable to March 31, 2010; the decrease in accounts payable and accrued liabilities ($20.8 million at March 31, 2011, compared to $24.0 million at March 31, 2010) is mainly due to the timing of payments.

Net cash used in investing activities in the first quarter of 2011 totalled $22.2 million compared to $32.9 million in the same period in 2010. The decrease is mainly due to increased pre-production revenues in the first quarter of 2011 compared to same period in 2010 ($26.7 million compared to $4.0 million). During the first quarter of 2011 the Company spent $5.4 million for investments in associates ($0.3 million in the first quarter of 2010).

On March 21, 2011, the Company completed a brokered financing deal and raised gross proceeds of $5.2 million from the issuance of 944,281 flow-through common shares (“flow through shares”). The underwriter received a cash commission equal to 5% of gross proceeds. The Company has until December 31, 2012, to spend the money raised by issuing flow-through shares on Canadian Exploration Expenditures (“CEE”).

OUTSTANDING SHARE CAPITAL

As at May 25, 2011, there were 384,444,156 common shares issued and outstanding, as well as the following options and warrants:

OPTIONS:

Number of Options Outstanding	Exercise Price Range
2,774,284	$0.00-$0.99
3,209,068	$1.00-$1.99
456,250	$2.00-$2.99
9,707,000	$3.00-$3.99
2,270,500	$4.00-$5.00
18,417,102

WARRANTS:

	Number of
Date issued	warrants	Exercise price	Expiry date

March 17, 2010	438,000	$3.70	September 17, 2011
March 17, 2010	75,000	$4.75	September 17, 2011
	513,000

NON-GAAP MEASURES

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis.

The Company has included in this MD&A certain non-GAAP performance measures as detailed below. In the gold mining industry, these are common performance measure but do not have any standardized meaning, and are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Total cash costs per ounce of gold

The Company has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report. Lake Shore Gold reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. Total cash costs per gold ounce are derived from amounts included in the Condensed Consolidated Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-base payment expenses and reclamation costs. The costs included in the calculation of total cash costs per ounce of gold are divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

The cash cost per ounces of gold is reconciled to the amounts included in the Condensed Consolidated Statements of Comprehensive Income as follows:

Three months ended March 31,	2011	2010
Production cost ($’000)	$8,935	$0
Less share based payments ($’000)	(468)	—
Cash cost of sales ($’000)	$(8,467)	$0
Commercial production ounced sold	14,635	—
Cash costs per ounces of gold ($/ounce)	$(579)	$0
Cash costs per ounces of gold (US$/ounce)	$(586)	$0

Cash cost of sales

Total cash costs of sales are derived from amounts included in the Condensed Consolidated Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-based payment expenses and reclamation costs.

Cash earnings from operations

Cash earnings from operations are determined by deducting cash cost of sales from revenues recognized in the period.

RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9, Financial Instruments

The Standard is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the condensed consolidated financial statements.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non – Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Company is currently evaluating the impact of the standards on its consolidated financial statements.

CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

LAKE SHORE GOLD CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
Three months ended March 31, 2011 and 2010

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the condensed consolidated financial statements.

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors (note 3(g)) in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in these unaudited condensed interim consolidated financial statements have been impacted by management’s determination that its Timmins mine reached the operating levels intended by management on January 1, 2011.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities (the Company, LSG Holdings and West Timmins) the functional currency is the Canadian dollar and for the Mexican entity it is the Mexican pesos.

Useful life of plant and equipment

As discussed in note 3(g), the Company reviews the estimated lives of its plant and equipment at the end of each reporting period. No changes in the lives of plant and equipment for the first quarter of 2011 and 2010.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation as well as the determination of the timing of mine closure cost and impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and it subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

The assessment requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in these assumptions will affect the recoverable amount of the property, plant and equipment.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at balance date represents management’s best estimate of the present value of the future rehabilitation costs required.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS effective January 1, 2011. This is the Company’s first set of interim financial statements released under IFRS, and have been prepared in accordance with IAS 34, Interim Financial Reporting and IFRS 1, First-time Adoption of International Financial Reporting Standards. Due to the requirement to present comparative financial information, the effective transition date was January 1, 2010.

Below is a description of the phases to the IFRS conversion identified by the Company’s IFRS project team and their status:

•                  phase 1: review and assessment – completed;

•                  phase 2: design, which includes the evaluation of accounting policy alternatives and the investigation, development and documentation of solutions to resolve differences identified in phase 1, reflecting changes to existing accounting policies and practices, business processes, IT and internal controls - completed;

•                  phase 3: implementation – completed;

•                  phase 4: post implementation review – in progress.

Post implementation review involves a continuation of our monitoring of changes in IFRS by the International Accounting Standards Board (IASB) and related regulatory bodies. The IASB has proposed to issue a number of new IFRS standards throughout 2011 and beyond, which may or may not impact the Company. The Company’s IFRS project team is monitoring these proposed standards as part of Phase 4 of the IFRS transition project, and will make any adjustments necessary as and when new IFRS standards are released.

The Audit Committee holds Management responsible for the successful continued reporting of the Company’s financial statements under IFRS. The IFRS Project Team is expected to remain intact throughout 2011 and 2012 to ensure compliance with IFRS and a successful issuance of the first annual IFRS financial statements for the year ended December 31, 2011.

Company’s Elections under IFRS 1, First-time Adoption of International Financial Reporting Standards

IFRS 1, sets forth guidance for the initial adoption of IFRS. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected the following IFRS 1 exemptions:

a) Share-based payment transaction

IFRS 1 encourages, but does not require, first time adopters to apply IFRS 2, Share-Based Payments, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition. The Company has elected to apply IFRS 2 only to equity instruments granted after November 7, 2002 which had not vested as of the transition date.

b) Decommissioning liabilities (environmental rehabilitation)

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires remeasurement of the environmental rehabilitation provision at each period end to reflect changes due to changes in various assumptions. The Company elected using IFRS 1 exemption which allows to not retrospectively adjust the environmental rehabilitation provision and related assets; the environmental rehabilitation provision was accounted for in accordance with IFRIC 1 as at the transition date and thereafter.

c) Borrowing costs

IFRS 1 permits an entity to apply the transitional provision of IAS 23 - Borrowing Costs as an alternative to full retrospective application. Under these provisions, the Company may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).

The Company has elected to apply this exemption from its transition date of January 1, 2010, and as a result, will apply IAS 23 from this date onwards for projects with a commencement date of January 1, 2010 or later.

Transitional financial impact

Note 18 in the interim financial statements for the quarter ended March 31, 2011, provides detailed explanations of the key Canadian GAAP to IFRS differences for the Company on transition with the significant ones summarized below:

Mining assets

Similar to Canadian GAAP, IFRS allows the choice of capitalizing or expensing exploration costs. The Company’s policy under Canadian GAAP has been to capitalize all exploration expenditures.

IFRS only provides guidance up to the point that technical feasibility and commercial viability of extracting a resource is demonstrated: the exploration and evaluation phase. Apart from the difference identified above, IFRS is in line with Canadian GAAP with respect to the accounting for this phase, but expenditures beyond this phase must be considered with the capitalization criteria for property, plant and equipment and/or intangible assets. The Company has concluded to expense all mineral exploration costs and start capitalizing future expenditures whenever certain criteria are met. The impact of the application of this policy decreased the Company’s mining assets balances as at January 1, 2010 and December 31, 2010, respectively, by $33.6 million and $34.3 million (with a corresponding increase in deficit). The impact arising from the change for the three months ended March 31, 2010 and year ended December 31, 2010, respectively, is an increase in exploration expenses of $1.1 million and $1.2 million.

Future Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity, and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The impact of implementing IAS 12, Income Taxes as at January 1, 2010 resulted in the future tax balance to be reduced to $1.3 million, mining interests balances (mining assets and property, plant and equipment) to decrease by $166.2 million and smaller impact on other accounts. The impact arising from the change for the three months ended March 31, 2010 is a decrease in deferred income tax recovery of $0.3 million.

Deferred flow through premium

IFRS requires that excess to market value upon issuance of flow through common shares be recorded in other income (deferred liability for flow through raised funds at time of issuance of flow through common shares and charged to income as the necessary expenditures to be renounced under flow through common shares agreement are spent). Under Canadian GAAP flow through raised funds are recorded to share capital. The impact of implementing IFRs requirement at January 1, 2010 and December 31, 2010 respectively was a reduction of share capital balance by $7.5 million and $13.1 million with a corresponding reduction of deficit, partially offset by an increase in the liability accounts of $2.4 million and 42.0 million, respectively, at January 1 and December 31, 2010. The impact arising from the change for the three months ended March 31, 2010 is an increase in finance income of $0.7 million.

Business activities and key performance measures

The Company assessed the impact of transition to IFRS on business activities and key performance measures and found no significant impact.

Information technology systems

The IFRS transition project did not have a significant impact on our information technology systems for the convergence periods. We do not expect any significant changes in the post-convergence period either.

RELATED PARTY TRANSACTIONS

There were no related party transactions for the first quarter of 2011 and same period in 2010.

RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks, risks associated with joint venture agreements and the possible failure to obtain mining licenses.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2010.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), have evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. Based on this assessment, management believes that, as of December 31, 2010, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2010. There were no material changes in the internal controls over financial reporting during the first quarter of 2011.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2010, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective. There were no material changes in the design and operation of disclosure controls and procedures during the first quarter of 2011.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true; prices for fuel, electricity and other key supplies remains consistent with current levels; production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As well as those factors discussed in the section entitled “Risk Factors” in this MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. A total of three Quality Control samples consisting of 1 blank, 1 certified standard and 1 reject duplicate are inserted into groups of 20 drill core samples. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than three grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish. Select zones with visible gold are typically tested by pulp metallic analysis on some projects. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

QUALIFIED PERSON

The Company’s Qualified Persons (“QPs”) (as defined in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”) for diamond drilling projects at the Timmins deposit surface; Thunder Creek and Gold River Trend properties; Bell Creek Mine; and Casa Berardi optioned property are Jacques Samson, P.Geo., Stephen Conquer, P.Geo, and Keith Green,P.Geo, respectively. Dean Crick, P.Geo. is the QP for the Timmins deposit and Thunder Creek underground drilling projects, and Bob Kusins, P.Geo., is the QP for resource estimation at all of the Company’s properties. As QPs, Messrs. Samson, Conquer, Roberts, Crick, Green and Kusins have prepared or supervised the preparation of the scientific or technical information for their respective properties as reviewed in this MD&A. Messrs., Samson, Conquer, Kusins, Crick and Roberts are employees of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2010, its Annual Information Form for the year ended December 31, 2010, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.